

July 30, 2025

David Palach
Chief Executive Officer
N2OFF, Inc.
HaPardes 134 (Meshek Sander)
Neve Yarak, 4994500 Israel

Re: N2OFF, Inc.
  Revised Preliminary Proxy Statement on Schedule 14A
  Filed July 25, 2025
  File No. 001-40403

Dear David Palach:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Industrial Applications and
  Services

cc: Matthew Rudolph, Esq.